UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13D (Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a) Under the Securities Exchange Act of 1934

Niu Technologies

(Name of Issuer)

Class A ordinary shares, par value $0.0001 per share

(Title of Class of Securities)

65481N 100**

(CUSIP Number)

Glory Achievement Fund Limited

the offices of Maricorp Services Ltd.,

P.O. Box 2075, #31 The Strand, 46 Canal Point Drive,

Grand Cayman KY1-1105, Cayman Islands

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number 65481N 100 has been assigned to the American depositary shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Stock Market under the symbol “NIU.” Each ADS represents two Class A ordinary shares of the Issuer. No CUSIP number has been assigned to the Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Glory Achievement Fund Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 49,321,935(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 49,321,935(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,321,935(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 31.8%. The voting power of the shares beneficially owned represented 24.1% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Represents 49,321,935 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company. Glory Achievement Fund Limited is wholly owned by Bull Group Limited, a Cayman Islands company. Bull Group Limited is wholly owned by BULL TRUST, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in the Issuer or other dealings in the Issuer’s securities is subject to approval by the protectors. Mr. Yi’nan Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of the outstanding shares of the Issuer on an as-converted basis.

(2)            The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 155,080,240 outstanding ordinary shares (being the sum of 138,538,220 Class A ordinary shares and 16,542,020 Class B ordinary shares) of the Issuer outstanding as a single class as of November 30, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of November 30, 2023. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to four votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons Bull Group Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 49,321,935(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 49,321,935(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,321,935(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 31.8%. The voting power of the shares beneficially owned represented 24.1% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Represents 49,321,935 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company. Glory Achievement Fund Limited is wholly owned by Bull Group Limited, a Cayman Islands company. Bull Group Limited is wholly owned by BULL TRUST, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in the Issuer or other dealings in the Issuer’s securities is subject to approval by the protectors. Mr. Yi’nan Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of the outstanding shares of the Issuer on an as-converted basis.

(2)            The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 155,080,240 outstanding ordinary shares (being the sum of 138,538,220 Class A ordinary shares and 16,542,020 Class B ordinary shares) of the Issuer outstanding as a single class as of November 30, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of November 30, 2023. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to four votes per share on all matters submitted to them for a vote.

1	Names of Reporting Persons BULL TRUST
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 49,321,935(1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 49,321,935(1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 49,321,935(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 31.8%. The voting power of the shares beneficially owned represented 24.1% of the total outstanding voting power.(2)
14	Type of Reporting Person (See Instructions) CO

Notes:

(1)            Represents 49,321,935 Class A ordinary shares held by Glory Achievement Fund Limited, a Cayman Islands company. Glory Achievement Fund Limited is wholly owned by Bull Group Limited, a Cayman Islands company. Bull Group Limited is wholly owned by BULL TRUST, which has Mr. Yi’nan Li as the beneficiary and is administered by an independent trustee and initially by three individual protectors unrelated to Mr. Li. Any decision making with respect to the voting or disposal of the shares held by Glory Achievement Fund Limited in the Issuer or other dealings in the Issuer’s securities is subject to approval by the protectors. Mr. Yi’nan Li will be able to replace the protectors with persons appointed by himself in August 2028 or when the trust beneficially owns, through Glory Achievement Fund Limited or otherwise, no more than 10% of the outstanding shares of the Issuer on an as-converted basis.

(2)            The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 155,080,240 outstanding ordinary shares (being the sum of 138,538,220 Class A ordinary shares and 16,542,020 Class B ordinary shares) of the Issuer outstanding as a single class as of November 30, 2023, assuming conversion of all Class B ordinary shares into Class A ordinary shares. The percentage of voting power is calculated by dividing the voting power beneficially owned by the Reporting Person by the voting power of all of the Issuer’s outstanding Class A ordinary shares and Class B ordinary shares as a single class as of November 30, 2023. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to four votes per share on all matters submitted to them for a vote.

Explanatory Note

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A ordinary shares of Niu Technologies, a Cayman Islands company (the “Issuer”), whose principal executive offices are located at No.1 Building, No. 195 Huilongguan East Road, Changping District, Beijing 102208, People’s Republic of China.

The ordinary shares of the Issuer consist of Class A ordinary shares (including Class A ordinary shares represented by ADSs) and Class B ordinary shares, par value $0.0001 each. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

The ADSs of the Issuer are listed on The Nasdaq Stock Market under the symbol “NIU.” Each ADS represents two Class A ordinary shares of the Issuer.

Item 2.	Identity and Background

(a): This Schedule 13D is being filed by Glory Achievement Fund Limited, Bull Group Limited and BULL TRUST (each, a “Reporting Person”) pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”).

Information with respect to the Reporting Persons is given solely by such Reporting Persons, and no Reporting Persons assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

(b), (c), and (f): Each of Glory Achievement Fund Limited and Bull Group Limited is a Cayman Islands company with its address at the offices of Maricorp Services Ltd., P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands. BULL TRUST is a Hong Kong company with its address at ARK Trust (Hong Kong) Limited as trustee, 34/F, Tower Two, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.

(d) and (e): During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

From March 1, 2023 through November 30, 2023, Glory Achievement Fund Limited purchased a total of 1,628,616 ADSs (representing 3,257,232 Class A ordinary shares) of the Issuer in the open market for approximately US$6.5 million, using its own working capital. (the “Recent Open-Market Purchases”).

Item 4.	Purpose of Transaction

The information set forth in Item 3 is hereby incorporated by reference in its entirety. The Recent Open-Market Purchases were made for investment purposes.

The Reporting Persons hold the ADSs of the Issuer for investment purposes. They intend to review their shareholding on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Any actions the Reporting Persons might undertake will be dependent upon such Reporting Persons’ review of numerous factors, including, among other things, the price levels of the ADSs, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions or dispositions of ADSs will be subject to the Issuer’s policies, including its insider trading policy, as applicable.

Except as set forth above, none of the Reporting Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) and (b):

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5.

The percentage of voting power is calculated by dividing the voting power beneficially owned by the reporting person by the voting power of all of the Issuer’s holders of Class A ordinary shares and Class B ordinary shares as a single class as of November 30, 2023 (taking into account the number of shares that the reporting person had the right to acquire within 60 days the date hereof). Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to four votes per share on all matters submitted to them for vote. Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(c): Except as described in Item 4, the Reporting Persons have not effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d): Except as disclosed in this Schedule 13D, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

(e): Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The information set forth in Item 3 is hereby incorporated by reference in its entirety.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2023

GLORY ACHIEVEMENT FUND LIMITED

By:	/s/ Xueting Xu
Name:	Xueting Xu
Title:	Director

BULL GROUP LIMITED

By:	/s/ WANG Jing Jenny and TAM Wing Ying
Name:	WANG Jing Jenny and TAM Wing Ying
Title:	Director

BULL TRUST

By:	/s/ WANG Jing Jenny and TAM Wing Ying
Name:	WANG Jing Jenny and TAM Wing Ying
Title:	Trustee

[Signature Page to Schedule 13D]

SCHEDULE I

The following table lists all transactions completed by the Reporting Persons in the ordinary shares of the Issuer during the past sixty days, which were all completed through open market purchases.

Date of Transaction	Transaction Type	No. of ADS	Average Price Per ADS (U.S. $)
2023-11-20	Open market purchase	135,000	2.35
2023-11-21	Open market purchase	102,000	2.53
2023-11-22	Open market purchase	69,817	2.44
2023-11-24	Open market purchase	50,000	2.41
2023-11-27	Open market purchase	100,000	2.53
2023-11-28	Open market purchase	67,899	2.48
2023-11-29	Open market purchase	53,689	2.46
2023-11-30	Open market purchase	96,201	2.36